EXHIBIT 99.1

Endeavour Silver Honours Bradford Cooke with Company Tribute and Details on Celebration of Life

VANCOUVER, British Columbia, Aug. 24, 2022 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) has been showered with loving condolences and widespread sympathies from the mining and investment community for the recent passing of the company’s founder, Director and Executive Chairman, Bradford Cooke. Today we are honouring his memory with a special company presentation and details about his memorial.

Company Tribute

In response to the high volume of positive messages, we are publishing a special company tribute for Brad, who was an inspiration to many over his long-standing successful career. The following company presentation, “A Tribute: In Loving Memory of Bradford Cooke”, contains a photo gallery and quotes from the leadership team and closest friends at Endeavour.

Celebration of Life Event and Online Memorial Page

On behalf of the Cooke Family, a celebration of life will be held in Vancouver, BC on Sunday August 28, 2022. An online Memorial Page has also been set up and anyone who knew Brad is encouraged to share personal stories and memories about the ways in which he impacted them.

Statement from the Cooke Family: “We have all been deeply touched by the outpouring of love and support on the occasion of Brad’s recent passing. Brad had deep respect and love for his wider business family and community and was loved and cherished by so many. It is a great comfort to know that Brad passed in a state of deep peace. Thank you for the many thoughtful messages of condolence. It would be a great gift to receive your stories, photos, reflections and memories of Brad on the Memorial page we created for him. Our deepest thanks - Brad’s family: Susana, Devon, Shaun, Matt, Sasha, & Maria”

Date:	Sunday August 28, 2022
Time:	Arrival 12:30pm, 1pm start
Venue:	Celebration Hall & Courtyard at the Mountainview Cemetery, Vancouver
Venue Details:	Note: the hall is located within the cemetery, use this Google Maps link for exact location: https://goo.gl/maps/WJHdqCLxnzR7xNmF8
Live Streaming Link:	https://bradcookememorial.ca/memorial-livestream/ Replay available upon request
Address for Mailing Sympathy Cards & Gifts:	Mail to Endeavour Silver Head Office: Attn: The Cooke Family PO Box 10328 Suite 1130-609 Granville Street Vancouver, BC Canada V7Y 1G5

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal of becoming a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.
Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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